

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 8, 2022

Alexander Zwyer
Chief Executive Officer
NLS Pharmaceutics Ltd.
The Circle 6
8058 Zurich, Switzerland

      Re: NLS Pharmaceutics Ltd.
         Registration Statement on Form F-3
         Filed February 3, 2022
         File No. 333-262489

Dear Mr. Zwyer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: Ron Ben-Bassat, Esq.